Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated October 20, 2020

Relating to Preliminary Prospectus dated October 15, 2020

Registration No. 333-249225

Guild Holdings Company

FREE WRITING PROSPECTUS

This free writing prospectus relates to the initial public offering (the “Offering”) of Class A common stock, par value $0.01 per share, of Guild Holdings Company (“Guild” or the “Company”) and should be read together with the preliminary prospectus dated October 15, 2020 (the “Preliminary Prospectus”) that was included in Amendment No. 2 to the Registration Statement on Form S-1 related to the Offering. On October 20, 2020, Guild filed Amendment No. 3 to the Registration Statement on Form S-1 related to the Offering (“Amendment No. 3”), which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1821160/000119312520272982/d38084ds1a.htm

The following information is set forth in Amendment No. 3 and supplements and updates the information contained in the Preliminary Prospectus.

1.	The last paragraph of the section titled “Business—Legal and Regulatory Proceedings” (see pages 137 and 138 of Amendment No. 3) has been amended to read as follows:

As previously disclosed, Guild had negotiated the terms of a settlement agreement that was pending approval with the responsible officials in the United States government, and as of September 30, 2020, the Company recorded a liability of approximately $23.0 million to reflect a reserve established for a potential settlement after taking into account approximately $2.0 million in insurance coverage expected to be available to the Company in connection with such a settlement. On October 20, 2020, the Company finalized its settlement agreement with the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and Mr. Dougherty with respect to this matter (other than with respect to one claim of Mr. Dougherty’s, which is not included in the settlement agreement and for which the Company’s exposure is not material). Under the terms of the settlement agreement, the Company has agreed to make a cash payment in the amount of $24.9 million to the government, from which $4.98 million will be distributed by the government to Mr. Dougherty. The Company entered into the settlement agreement as resolution to avoid the delay and expense associated with litigation. Guild did not admit liability in connection with the settlement agreement and maintains its position that the claims asserted were without merit. The Company remains confident in the compliance processes it has in place for FHA-related mortgage lending and other mortgage lending activities.

2.

Under the section titled “Principal and Selling Stockholders,” Guild has made revisions correcting the spelling of the names of certain selling stockholders, the number of shares beneficially owned by Michael Rish before the Offering (resulting from rounding) and the combined voting power of its directors and executive officers as a group before and after the Offering and adding columns to present the number of shares to be offered in the Offering by each of the selling stockholders. (See pages 154 and 155 of Amendment No. 3).

3.

Under the sections titled “The Offering,” “Risk Factors—Risks Related to our Class A Common Stock and this Offering—Certain provisions in our certificate of incorporation and bylaws and of Delaware law may prevent or delay an acquisition of Guild, which could decrease the trading price of our Class A common stock” and “Description of Capital Stock—Conversion, Transferability and Exchange,” Guild has revised the description of the conversion of the shares of its Class B common stock into shares of its Class A common stock, consistent with the descriptions contained elsewhere in the Preliminary Prospectus and the provisions of the Form of Amended and Restated Certificate of Incorporation of Guild Holdings Company filed as Exhibit 3.1 to Amendment No. 3, as applicable. (See pages 20, 21 and 163).

Guild has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “Commission”) for the Offering. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Guild has filed with the Commission for more complete information about Guild and the Offering. You may obtain these documents for free by visiting EDGAR on the Commission website at www.sec.gov. Alternatively, Guild, any underwriter or any dealer participating in the Offering will arrange to send you the Preliminary Prospectus, if you request it. A copy of the Preliminary Prospectus or the final prospectus (when available) may be obtained from Wells Fargo Securities, LLC, 500 West 33rd Street, New York, New York 10001, Attn: Equity Syndicate Department, or by telephone at (800) 326-5897, or by e-mailing: cmclientsupport@wellsfargo.com; from BofA Securities, NC1-0004-03-43, 200 North College Street, 3rd Floor, Charlotte, North Carolina 28255, Attn: Prospectus Department, or by e-mailing: dg.prospectus_requests@bofa.com; or from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (866) 803-9204, or by emailing prospectus-eq_fi@jpmchase.com.